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July 25, 2008

VIA EDGAR

United States
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3720
Washington, D.C. 20549
Attn: Larry Spirgel, Assistant Director

RE:	GTX Corp, a Nevada corporation (the “Company” or “GTX”)
Form S-1 (the “Registration Statement”)
Filed May 12, 2008
File No. 333-150861

Dear Mr. Spirgel:

Set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated June 10, 2008. We have reproduced the Staff’s comments for your convenience and have followed the comment with the Company’s response. References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require. Capitalized terms not defined herein have the meaning set forth in the Registration Statement.

General

1. We note that you are registering the sale of 11,976,304 shares of common stock. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction may be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). If the offering is a primary offering, you must include a fixed price at which the selling shareholders will sell their shares for the duration of the offering and identify the selling shareholders as underwriters in the filing.

If you disagree with our analysis, please advise us of your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:

Larry Spirgel
Assistant Director
July 25, 2008

•	The number of selling shareholders and the percentage of the overall offering made by each shareholder;

•	The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities;

•	The relationship of each selling shareholder with you, including an analysis of whether the selling shareholder is your affiliate;

•	Any relationships among the selling shareholders;

•
The dollar value of the shares registered in relation to the proceeds that you received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;

•	The discount at which the shareholders will purchase the common stock underlying the warrants (or any related security, such as an option) upon exercise; and

•	Whether or not any of the selling shareholders is in the business of buying and selling securities.

Response: We have reduced the number of shares being registered by removing from registration all Additional Warrants. Consequently, the Company has only registered for resale in the Registration Statement 24% of our shares currently outstanding and 28.3% of our shares held by non-affiliates. We believe, with the reduction of the number of shares being registered for resale, the Registration Statement conforms to the SEC’s informal guidance with respect to Rule 415(a)(1)(i).

In addition, to further address the Staff’s comment:

•	The Company is seeking to register two separate and distinct financing transactions under this Registration Statement.

•	Securities were acquired by Selling Shareholders in the Financing were acquired in March 2008; securities acquired in the Additional Financing were acquired in May 2008.

•	The Selling Shareholders that acquired their securities in the Financing Transaction are unrelated to the Selling Shareholders that acquired their securities in the Additional Financing Transaction.

GTX Corp           117 W. 9th Street # 1214           Los Angeles, CA 90015
Phone: (213) 489-3019       Fax: (888) 886-1305
www.gtxcorp.com

Larry Spirgel
Assistant Director
July 25, 2008

•	There are 45 Selling Shareholders, only four of which are selling over 5% of the overall offering.

•	Of the Selling Shareholders, five (two of which are officers and directors of GTX Corp) are 5% or more beneficial owners of our common stock.

•	Other than as disclosed in the Registration Statement, we are not aware of any relationships among the Selling Security Holders.

•	Other than as disclosed in the Registration Statement, we are not aware of any relationships between any Selling Security Holder and GTX Corp.

•
The dollar value of the shares registered (excluding the value of shares underlying Warrants) based on the closing price on the OTCBB on July 22, 2008 of $1.71, is $10,401,933. The dollar value of the common shares underlying Warrants, based on the closing price on the OTCBB on July 22, 2008 of $1.71, is $7,046,913. Proceeds that we received from the Selling Shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the Selling Shareholders and/or their affiliates in fees or other payments, were $4,656,902.

•	The Selling Shareholders will not purchase common stock underlying Warrants at a discount, as calculated pursuant to comment 11 hereunder.

•	To the best of our knowledge, none of the Selling Shareholders is in the business of buying and selling securities.

Prospectus Summary, page 1

2. We note your statement on page one that the Financing was completed pursuant to Securities Purchase Agreements. We have reviewed Exhibit 10.8 to your filing, which is a “Form of Securities Purchase Agreement.” The documents included with Exhibit 10.8 appear to be the form agreements that were used for the Additional Financing and the issuance of Additional Warrants. Please clarify this disclosure and your exhibit index to indicate, if true, that the documents attached as Exhibit 10.8 were used for the Additional Financing and Additional Warrants and that the form of Subscription Agreement included as Exhibit 10.5 to your Form 8-K filed March 20, 2008 is the form that was used for the Financing and issuance of Warrants.

Response: We have revised our disclosures and our Exhibit List accordingly.

3. Disclose that the number of shares being registered represent ____% of your shares currently outstanding and ____% of your shares held by non-affiliates.

GTX Corp           117 W. 9th Street # 1214           Los Angeles, CA 90015
Phone: (213) 489-3019       Fax: (888) 886-1305
www.gtxcorp.com

Larry Spirgel
Assistant Director
July 25, 2008

Response: We have added that disclosure. The number of shares currently being registered represent 24% of our shares currently outstanding and 28.3% of our shares held by non-affiliates.

4. Disclose the total dollar value of the securities underlying the warrants that you have registered for resale (using the number of underlying securities that you have registered for resale and a recent market price per share for those securities).

Response: We have added that disclosure. The aggregate market value of the common shares underlying warrants we have registered for resale, based on the closing price on the OTC Bulletin Board on July 22, 2008 of $1.71, is $7,046,913.

Selling Shareholders, page 12

5. We note your disclosure on page 13 that CAT Brokerage AG, EH & P Investments AG, and Storey Charbonnet are or were broker-dealers or were affiliated with broker-dealers. Please separately identify which person or entity is a broker-dealer and which person or entity is an affiliate of a broker-dealer. For each person or entity that is a broker-dealer, revise to disclose that it is an underwriter of the shares it is offering. For each affiliate of a broker-dealer, revise to confirm, if true, that each of those selling shareholders (1) purchased in the ordinary course of business and, (2) at the time of the purchase of the securities to be resold, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Response: We have revised our disclosure accordingly.

6. Please disclose the natural person(s) who hold voting and/or investment control over the shares held by Jupili Investment S.A. Also disclose the number of shares being offered by Jupili Investments that are issuable upon exercise of warrants.

Response: We have revised our disclosure accordingly.

7. The total numbers of shares being offered that are currently outstanding as well as those that are issuable upon exercise of Warrants and Additional Warrants as set forth in the footnotes to the table do not correspond to the numbers set forth in the registration fee table. Please revise to reconcile the discrepancies.

Response: We have revised the table accordingly.

8. Disclose the expiration dates of the Warrants. In this regard, it is not clear from your disclosure on pages one and 16 who holds Warrants that are exercisable for 18 months and who holds Warrants that are exercisable for 12 months.

GTX Corp           117 W. 9th Street # 1214           Los Angeles, CA 90015
Phone: (213) 489-3019       Fax: (888) 886-1305
www.gtxcorp.com

Larry Spirgel
Assistant Director
July 25, 2008

Response: We have revised our disclosure accordingly.

9. Where not apparent or already disclosed, please disclose how each selling stockholder obtained the securities offered shares. For example, disclose how David Wuest, Richardson & Patel, RP Capital, and Mark Abdou obtained their securities.

Response: We have revised our disclosure accordingly.

10. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the financing transactions that you have made or may be required to make any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment.

Response: We have included the tabular disclosure in the prospectus accordingly.

11. Please disclose the total possible profit the selling shareholders could realize as a result of any exercise discount for the securities underlying the warrants, presented in a table with the following information disclosed in separate columns or rows.

•	the market price per share of the securities underlying the warrants on the dates of the sales of the warrants;

•	the exercise price per share of the underlying securities on the date of the sale of the warrants, calculated by using the price per share established in the warrants;

•	the total possible shares underlying the warrants;

•
the combined market price of the total number of shares underlying the warrants, calculated by using the market price per share on the date of the sale of the warrants and the total possible shares underlying the warrants;

•
the total possible shares the selling shareholders may receive and the exercise price of the total number of shares underlying the warrants calculated by using the exercise price on the date of the sale of the warrants and the total possible number of shares the selling shareholders may receive; and

•
the total possible discount to the market price as of the date of the sale of the warrants, calculated by subtracting the total exercise price on the date of the sale of the warrants from the combined market price of the total number of shares underlying the warrants on that date.

GTX Corp           117 W. 9th Street # 1214           Los Angeles, CA 90015
Phone: (213) 489-3019       Fax: (888) 886-1305
www.gtxcorp.com

Larry Spirgel
Assistant Director
July 25, 2008

Response: We have included the tabular disclosure in the prospectus accordingly.

12. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•	the gross proceeds paid or payable to the company in the financing transactions;

•	all payments that have been made or that may be required to be made by the company that are disclosed in response to comment 10;

•	the resulting net proceeds to the company; and

•	the total possible profit to be realized as a result of any exercise discounts regarding the securities underlying the warrants that is disclosed in response to comment 11.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure -as a percentage- of the total amount of all possible payments as disclosed in response to comment 10 and the total possible discount to the market price of the shares underlying the warrants as disclosed in response to comment 11 divided by the net proceeds to the company from the sale of the warrants.

Response: We have included the tabular disclosure in the prospectus accordingly.

13. Disclose whether - based on information obtained from the selling shareholders - any of the warrant holders that are selling shareholders have an existing short position in your common stock and, if any of the selling shareholders have an existing short position in your stock, the following additional information:

•	the date on which each such selling shareholder entered into that short position; and

•
the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the warrant transactions and the filing of the registration statement (e.g., before or after the announcement of the warrants, before the filing or after the filing of the registration statement, etc.).

Response: Based on information obtained from our selling shareholders none of the Warrant holders that are Selling Shareholders have an existing short position in our common stock.

GTX Corp           117 W. 9th Street # 1214           Los Angeles, CA 90015
Phone: (213) 489-3019       Fax: (888) 886-1305
www.gtxcorp.com

Larry Spirgel
Assistant Director
July 25, 2008

14. Please provide a materially complete description of relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any of the selling shareholders has a contractual relationship regarding the transaction (or any predecessors of those persons). If it is your view that such a description already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your review in this regard.

Response: We have revised the propectus to include a complete description and all written agreements between and/or among those parties are now included as exhibits to the registration statement.

Management’s Discussion and Analysis, page 26

15. Please revise to disclose the going concern issues discussed in your auditor’s opinion and in your financial statements.

Response: We have revised accordingly. Included in “Critical Accounting Policies and Estimates” we have disclosed the going concern issues as disclosed in the March 31, 2008 financial statements.

16.  Please revise to include a discussion of your critical accounting policies. See Section V of Interpretive Release No. 34-48960 (December 2008).

Response: We have revised accordingly. We have included a section entitled “Critical Accounting Policies and Estimates” in Management’s Discussion and Analysis of Financial Condition and Results of Operations as requested.

Financial Statements, page 38

17. Update the financial statements and financial information in the filing to include the interim period ended March 31, 2008. Please refer to the guidance in Rule 3-12 of Regulation S-X.

Response: We have included the unaudited financial statements for the three months ended March 31, 2008 and 2007 with the filing and added the “Results of Operations for the Three Months Ended March 31, 2008 as Compared to the Three Months Ended March 31, 2007” to Management’s Discussion and Analysis of Financial Condition and Results of Operations.

GTX Corp           117 W. 9th Street # 1214           Los Angeles, CA 90015
Phone: (213) 489-3019       Fax: (888) 886-1305
www.gtxcorp.com

Larry Spirgel
Assistant Director
July 25, 2008

* * * *

If you have any questions or further comments, please do not hesitate to contact the undersigned or Mark Y. Abdou at (310) 208-1182 or via fax at (310) 208-1154.

Very truly yours,
GTX Corp

By:	/s/ PATRICK E. BERTAGNA
Patrick E. Bertagna
Chief Executive Officer

GTX Corp           117 W. 9th Street # 1214           Los Angeles, CA 90015
Phone: (213) 489-3019       Fax: (888) 886-1305
www.gtxcorp.com